EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Quest Management Inc.

We consent to the inclusion in this Form 10K of Quest Management Inc., of our report dated March 25, 2021, which bears qualified opinion and includes an explanatory paragraph as to the ability of Quest Management Inc. to continue as a going concern, with respect to our audit of the financial statements of Quest Management Inc. as of October 31, 2020 & 2019, which appears in the Annual Report of Quest Management Inc. on Form 10-K for the year ended October 31, 2020.

/s/ Zia Masood Kiani & Co.

Zia Masood Kiani & Co.

(Chartered Accountants)

Islamabad, Pakistan

Date: May 10, 2021